

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 4, 2024

Morris Beyda
Chief Financial Officer
Edify Acquisition Corp.
888 7th Avenue, Floor 29
New York, NY 10106

> **Re: Edify Acquisition Corp.**
> **Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A**
> **Filed January 2, 2024**
> **File No. 001-39899**

Dear Morris Beyda:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.


Sincerely,

Division of Corporation Finance
Office of Energy & Transportation


cc:   Giovanni Caruso